MANAGEMENT’S DISCUSSION AND ANALYSIS
YEAR ENDED DECEMBER 31, 2006

INTRODUCTION

The Management’s discussion and analysis of financial condition and results of operations (“MD&A”) provides a detailed analysis of Canadian Zinc’s business and compares its 2006 financial results with those of the previous two years. In order to better understand the MD&A, it should be read in conjunction with the Financial Statements for the year ended December 31, 2006 and related notes. The Company’s financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and filed with appropriate regulatory authorities in Canada. This MD&A has been prepared as of March 30, 2007.

Management’s discussion and analysis contains certain forward-looking statements with respect to the Company’s activities and future financial results that are subject to risks and uncertainties that may cause the results or events predicted in this discussion to differ materially from actual results or events.

ADDITIONAL INFORMATION

Additional information relating to the Company, including the Company’s Annual Information Form for the year 2006, dated March 30, 2007, is available under the Company’s profile on SEDAR at www.sedar.com, and on the Company’s website at www.canadianzinc.com.

TABLE OF CONTENTS

1.	Overview
2. 3.
Selected Annual Financial Information

Review of Operations and Financial Results
Exploration and Development
Revenue and Interest Income
Administrative Expenses
Stock Based Compensation
Amortization and Write-offs
Asset Retirement Obligations
Income Tax
Related Party Transactions
Financial Instruments
		6. 7.
Liquidity and Capital Resources
Cash Flow
Source of Cash - Financing Activities
Use of Cash - Investing Activities
Liquidity, Financial Condition and
Capital Resources
Off-Balance Sheets Arrangements
Contractual and Other Arrangements

Critical Accounting Policies and Estimates
Use of Estimates
Resource Interests

4.	Risks and Uncertainties Political and Legislative Permitting and Environment Exploration and Development Metal Prices and Market Sentiment	8. 9. 10.	Asset Retirement Obligations Stock Based Compensation Metal Prices and Exchange Rates Disclosure Controls and Procedures Internal Controls over Financial Reporting Outlook
5.	Summary of Quarterly Results and Fourth Quarter 2006	11.	Cautionary Note - Forward Looking Information

1.     OVERVIEW

Canadian Zinc Corporation is a development stage company listed on the Toronto Stock Exchange under the symbol “CZN” and is engaged in the business of exploration and development of natural resource properties. The Company's principal focus is the exploration and development of the Prairie Creek mine, a large high-grade zinc/lead/silver property located in the Northwest Territories of Canada.

The Prairie Creek Mine is partially developed with an existing 1000 tpd mill and related infrastructure. In 2001 the Company completed a preliminary scoping study designed to outline and guide the redevelopment of the existing mine and mill on the Prairie Creek Property.

Throughout the years 2004, 2005 and 2006, the Company’s principal focus was its efforts to advance the Prairie Creek Project towards development, In 2006 the Company carried out major programs at Prairie Creek including sinking a new internal decline about 400 metres long and starting a major underground exploration and infill drilling program which is continuing into the first half of 2007. A total of $7.9 million was invested in Prairie Creek in 2006. Steady progress in permitting the mine was also made during 2006. A new Land Use Permit for the Phase 3 Exploration program was obtained which entitles the Company, for the first time, to explore and drill anywhere on the extensive Prairie Creek Property.

The Prairie Creek Property hosts a major mineral deposit containing an estimated, in situ, 3 billion pounds of zinc, 2.2 billion pounds of lead and approximately 70 million ounces of silver, with significant exploration potential. Zone 3 of the deposit, as currently known, contains a historically estimated resource of 3.6 million tonnes (measured and indicated) grading 11.8% zinc, 9.7% lead, 0.3% copper and 141.5 grams silver, per tonne and 8.3 million tonnes (inferred) grading 12.8% zinc, 10.4% lead and 0.4% copper and 169.2 grams silver per tonne.

The Prairie Creek Project is located in an environmentally sensitive remote area in the Mackenzie Mountains, within the watershed of the South Nahanni River and in proximity to, but outside the Nahanni National Park Reserve. The mine is located in the Northwest Territories in an area which is claimed by the Deh Cho First Nations as their traditional territory. No land claim settlement agreement has been reached between Canada and the Deh Cho. Although the Company holds permits for the exploration and development of the Prairie Creek Property, the Company does not have all the permits necessary to operate the mine. The Company’s operations are potentially subject to a number of political, legislative, permitting and environmental risks. The Company has experienced long delays in obtaining permits to date and anticipates continuing delays and difficulties with its permitting activities [see Item 4. “Risks and Uncertainties” below].

The principal minerals in the Prairie Creek deposit are zinc, lead and silver. Demand for zinc and lead increased in 2006 with strong global economic growth led by China and other Asian countries. The price of zinc rose throughout 2006 from a price of US$0.87 per pound at the beginning of the year to US $1.96 per pound at year end, averaging US$1.43 per pound for the year, up significantly from an average of US$0.63 per pound in 2005. LME stocks of zinc fell by over 300,000 tonnes to about 88,000 tonnes. The price of lead increased from US$0.50 per pound at the beginning of the year to US$0.80 per pound at year end. The market for lead was also strong in 2006 with demand exceeding supply resulting in a reduced level of stocks. The price of silver improved strongly during 2006 from US$8.83 per ounce at the start of the year, reaching a high of US$14.94 per ounce in May, ending the year at US$12.90 per ounce and averaging US$11.55 per ounce for the year.

The prices of zinc, silver and lead are expected to remain strong over the medium term. Economic growth in China will continue to be the major factor influencing global supply and demand of zinc and lead while the silver price will be influenced by investment and speculative economic considerations.

Canadian Zinc is in strong financial condition. At December 31, 2006 the Company had cash, cash equivalents and short term investments of $29.6 million and is debt free. During 2006 the Company raised $22.0 million (net) through the private placement of shares and exercise of share purchase warrants and options.

2.	SELECTED ANNUAL FINANCIAL INFORMATION

The following selected annual financial information has been derived from the financial statements of the Company, which have been prepared in accordance with Canadian generally accepted accounting principles. All amounts are in Canadian dollars.

	2006	2005	2004
Net earnings (loss	$(1,486,416)	$(1,967,312)	$(679,127)
Per common share: Net earnings (loss) Diluted net earnings (loss)	(0.02) (0.02)	(0.03) (0.03)	(0.01) (0.01)
Total assets	$56,762,186	$34,694,580	$29,963,979
Cash and term deposits	$29,087,082	$16,063,876	$12,907,997
Long-term debt and capital leases	Nil	Nil	Nil
Shareholders equity	$53,783,719	$33,343,959	$28,590,903

The Company is at the exploration and development stage and does not generate revenue or cash flow. The loss for each of the years 2004, 2005 and 2006 largely represents administrative expense. Cash, term deposits and short term investments increased as a result of financings completed during the years. Total assets increased as a result of increases in cash and expenditures on resource properties.

3.	REVIEW OF OPERATIONS AND FINANCIAL RESULTS

For 2006, the Company reported a net loss of $1,486,416, compared to a net loss of $1,967,312 in 2005 and a loss of $679,127 in 2004. The loss for 2006 included a non-cash charge of $1,023,000, compared to $1,314,000 in 2005 and nil in 2004, in respect of stock based compensation arising on the issue during the year of stock options to employees and directors.

Interest income increased to $948,148 in 2006 from $329,115 in 2005 and from $330,076 in 2004, with the increase attributable to higher cash balances invested as a result of funds raised through financing activities.

Exploration and Development

The Company capitalizes all exploration and development costs relating to its resource interests. During 2006 the Company expended $7,871,494 (excluding amortization and accretion) on exploration and development on the Prairie Creek Property, the principal components of which were underground exploration and drilling. During 2005 the Company expended $1,426,212 (excluding amortization and accretion) on exploration and development on the Prairie Creek Property, the principal components of which were site preparation, camp operations, metallurgy, transportation, lease rentals and permitting. During 2004 the Company expended $2,120,663, on the Prairie Creek Property.

Full particulars of the deferred exploration and development costs are shown in Note 4 attached to the Financial Statements.

The 2006 programs included sinking a new internal decline about 400 metres long from the end of the existing workings on the 870 metre level, from which new drill stations were established at 50 metre intervals. A total of 10,000 metres of underground drilling is planned in the program, of which 1,800 metres had been completed by year end. The 2006/07 underground drill program is focused on further defining the Main Zone (Zones 1-3) of mineralization in order to upgrade the resource category where previous wide spaced surface diamond drilling has outlined a large inferred mineral resource. The bulk of this drilling is targeted on detailing the vein style mineralization, however, some deeper drilling exploring for additional stratabound mineralization is also included.
This program has extended into 2007 and will continue until at least mid-year.

During 2006 a new bulk metallurgical sample was collected from multiple headings of the vein within the existing underground development. These samples were composited and blended to create representative samples of the ore that will provide feed to a future operating mill. The current program has to date shown that the heavy media separation, demonstrated in preliminary tests in 2005, is repeatable and that higher grade concentrates can be produced by processing the upgraded material.

A surface diamond drill exploration program was started in Zone 8 located a distance of 5 kilometers south of the minesite. This drill program totaled 600 m and returned significant mineralized intercepts which will be followed up on in the upcoming 2007 season.

During 2005 the Company carried out an extensive site preparation program at the Prairie Creek Property investing a total of $1.4 million on mine development and infrastructure. The underground workings were rehabilitated and a new electrical substation installed underground in preparation for the planned decline and underground drilling program. Important site maintenance and environmental work was also carried out including the installation of a new water treatment plant and construction of a new water polishing pond. A major metallurgical testing program was also carried out with encouraging results.

Steady progress in permitting the Prairie Creek mine was made during 2006.

The environmental assessment of the Company’s application for a Land Use Permit for its Phase 3 Exploration Program at Prairie Creek was completed in December 2005 with the issue of a report by the Mackenzie Valley Environmental Impact Review Board recommending that the project be approved. In February 2006 the report of the Review Board was approved by the Minister of Indian Affairs and Northern Development and the permit was issued by the Water Board in May 2006. This Land Use Permit is valid until May 2011 and enables the Company, for the first time, to explore and drill anywhere on the extensive Prairie Creek property.

The Land Use Permit for the Phase 2 Exploration Program, originally issued to the Company in November 2001, was renewed by the Water Board in November 2006 for a further period of two years. This permit enables the Company to drill up to 60 surface holes within a 1,000 meter radius of the Prairie Creek mine site and is valid until November 30, 2008.

Following a decision of the Federal Court of Canada in December 2005 directing the Water Board to reissue the Licence, the Type ‘B’ Water Licence, originally issued in September 2003 was reissued to Canadian Zinc in February 2006 containing the amended terms which had been agreed between the Company and the Minister. The Water Licence is valid until September 2008 and is renewable thereafter.

Revenue and Interest Income

The Company is in the exploration and development stage and does not generate any cash flow. To date the Company has not earned any significant revenues other than interest income. Interest income in 2006 was $948,148 compared to $329,115 in 2005 and $330,076 in 2004, the increase being attributable to higher cash balances invested throughout the full year.

Administrative Expenses

Administrative expenses for 2006 (excluding stock based compensation, write-off of mining equipment and amortization) were $1,380,481 compared to $979,310 in 2005 and $680,181 in 2004. The major components of expenses were management compensation, shareholder and investor communication and professional fees.

Stock Based Compensation

In 2006 the Company recorded stock based compensation expense of $1,023,000 on the grant of stock options to employees and directors. In 2005 the Company recorded a stock based compensation expense of $1,314,000. There was no similar expense in 2004.

Amortization and Write-offs

Amortization of mining plant and equipment of $50,714 ($36,988 - 2005; $42,837 - 2004) and asset retirement obligation of $128,720 ($128,720 - 2005; $128,719 - 2004) was capitalized to deferred exploration and development costs. Amortization expense of $4,403 compared to $3,117 in 2005 and $3,794 in 2004 relates to the amortization of office furniture and equipment. A loss of $26,680 was recorded on the write off of a diesel generator used at the Prairie Creek mine.

Asset Retirement Obligations

The Company follows the policy of recognizing the fair value of liabilities for asset retirement obligations in the period in which they are incurred. A corresponding increase to the carrying amount of the related asset is generally recorded and amortized over the life of the asset. During 2004 the Company provided $1,110,006 in asset retirement obligations related to the Prairie Creek property and a corresponding increase in resource interests assets. At December 31, 2006 this had increased to $1,380,120 compared to $1,302,212 at December 31, 2005 and $1,227,996 at December 31, 2004. Amortization of the asset retirement obligation of $128,720 and asset retirement accretion of $77,908 (totaling $206,628) was capitalized to deferred exploration and development costs in 2006, compared to a total of $202,936 in 2005 and $195,536 in 2004. In addition, the Company has posted reclamation security deposits of $395,000.

Income Tax

The Company is currently not taxable and had no income tax expense for 2006, 2005 or 2004. The Company has applied the accounting treatment in EIC-146 requiring the tax effect of the renunciation of $5,675,000 upon the issue in 2005 of flow through shares to be recorded in the 2006 fiscal period. The net effect of the adoption of EIC-146 has resulted in the recognition of a future tax liability in respect of the issue of flow through shares of $1,134,000 and a corresponding reduction in shareholders’ equity.

Transactions with Related Parties

The Company had no related party transactions in 2006, 2005 or 2004 other than in respect of executive compensation, directors fees and consulting fees totaling $580,169, $356,433, and $235,312 respectively, paid to executives or directors or to corporations controlled by executives or directors.

Financial Instruments

Cash equivalents and short-term investments usually consist of liquid investments which are readily convertible into cash. The Company places its cash, cash equivalents and deposits with high credit quality financial institutions which invest the funds in high quality financial instruments. The Company is not exposed to significant interest or currency risks arising from these financial instruments.

4.	RISKS AND UNCERTAINTIES

In conducting its business, Canadian Zinc faces a number of risks and uncertainties. These are described in detail under the heading “Risk Factors” in the Company’s Annual Information Form for the year 2006, dated March 30, 2007, which is filed on SEDAR and which may be found at www.SEDAR.com and which is incorporated herein by reference.

The principal risks and uncertainties faced by the Company are summarized below.

Political and Legislative

Canadian Zinc conducts its operations in the Mackenzie Valley in the Northwest Territories of Canada in an area which is claimed by the Deh Cho First Nations as their traditional territory. No land claim settlement agreement has been reached between Canada and the Deh Cho and title to the land is in dispute. The Company’s operations are potentially subject to a number of political and legislative risks and the Company is not able to determine the impact of these risks on its business. The Company’s operations and exploration activities are subject to extensive federal, provincial, territorial and local laws and regulations. Such laws and regulations are subject to change and can become more stringent and costly over time.

In 2000 there was a major change to the legislative and regulatory framework and regulations in the Mackenzie Valley. There can be no assurance that these laws and regulations will not change in the future in a manner that could have an adverse effect on the Company’s activities and financial condition.

Permitting and Environment

The Prairie Creek Project is located in an environmentally sensitive remote area in the Mackenzie Mountains, within the watershed of the South Nahanni River and in proximity to, but outside, the Nahanni National Park Reserve.

The Company is required to obtain various permits to carry on its activities and is subject to various reclamation and environmental conditions. Canadian Zinc does not have all of the permits necessary to operate the Prairie Creek Mine and there can be no assurance that it will be able to obtain those permits or obtain them within a reasonable time. The Company has experienced long delays in obtaining permits to date. The Company anticipates continuing difficulties and delays with its permitting activities and faces ongoing opposition and legal challenges from certain interests.

Exploration and Development

Exploration for minerals and development of mining operations involve many risks, most of which are outside the Company’s control. In addition to the normal and usual risks of exploration and mining, the Prairie Creek Property is situated in a remote location and does not have the benefit of infrastructure or easy access.

The development plan for the Prairie Creek Project is based upon a Scoping Study prepared internally by the Company in 2001. A Scoping Study is not a Feasibility Study. The Scoping Study outlined the plan for the development of the Prairie Creek Project based on the historical development and existing infrastructure at the Prairie Creek Property and on the resource estimation. The resource estimation does not constitute mineable reserves. The historical development was carried out principally in 1980 to 1982 and the infrastructure, including the mill, was constructed in the same period based on a feasibility study prepared by Kilborn Engineering (Pacific) Limited in 1980. The Kilborn feasibility study is outdated and cannot be relied upon. The existing infrastructure, including the mill, buildings, camp etc. is now twenty-five years old and, although it has been held under care and maintenance, it has lain idle for twenty-five years and was never operated. There is significant risk attaching to the proposed operation of aged equipment.

Metal Prices and Market Sentiment

The prices of metals fluctuate widely and are affected by many factors outside the Company's control. The relative prices of metals, and future expectations for such prices have a significant impact on the market sentiment for investment in mining and mineral exploration companies. Metal price fluctuations may be either exacerbated or mitigated by international currency fluctuations which affect the metal price received in terms of the domestic currency in which they are produced. The Company relies on equity financings for its working capital requirements and to fund its exploration, development and permitting activities. The Company does not have sufficient funds to put the Prairie Creek Property into production from its own financial resources. There is no assurance that such financing will be available to the Company, or that it will be available on acceptable terms.

5.	SUMMARY OF QUARTERLY RESULTS AND FOURTH QUARTER 2006

	Revenue $	Net Earnings (Loss) $	Net Earnings (Loss) per Common Share $
2006
Fourth Quarter	304,193	(966,375)	(0.02)
Third Quarter	237,104	(38,749)	(0.00)
Second Quarter	225,490	(326,146)	(0.00)
First Quarter	181,361	(155,146)	(0.00)
2005
Fourth Quarter	119,509	(133,163)	(0.01)
Third Quarter	80,686	(87,923)	(0.00)
Second Quarter	75,812	(159,896)	(0.00)
First Quarter	53,108	(1,586,330)	(0.02)
2004
Fourth Quarter	82,579	(230,314)	(0.01)
Third Quarter	83,134	(63,978)	(0.00)
Second Quarter	83,635	(135,300)	(0.00)
First Quarter	80,728	(249,535)	(0.00)

In the fourth quarter of 2006 the Company recorded a loss of $966,375 ($0.02 per share) compared to a loss of $133,163 ($0.01 per share) in the fourth quarter of 2005 and a loss of $38,749 in the third quarter of 2006. The increased loss in the fourth quarter of 2006 arose primarily from a non-cash expense of $831,527 in respect of stock based compensation on the issue during the quarter of stock options to directors and employees. Expenditure on the Prairie Creek property was $3,235,394 which mainly comprised underground exploration drilling. The Company generated gross proceeds of $13,000,000, before expenses, from financing activities through the private placement of shares and flow through shares.

6.	LIQUIDITY AND CAPITAL RESOURCES

Cash Flow

Canadian Zinc does not generate any cash flow and has no income other than interest income. The Company relies on equity financings for its working capital requirements and to fund its planned exploration, development and permitting activities. Interest income in 2006 was $948,148 compared to $329,115 in 2005 and $330,076 in 2004.

Source of Cash - Financing Activities

During 2006 the Company generated $22,037,177 net proceeds from financing activities through the issue of 27,843,000 common shares in private placements, the exercise of options and the conversion of share purchase warrants.

During 2005 the Company generated $5,406,368 net proceeds from financing activities through the issue of a total of 10,352,270 shares.

During 2004 the Company generated $2,444,625 from the exercise of share purchase warrants and employee stock options on a total of 4,612,010 shares.

Use of Cash - Investing Activities

In 2006, cash used in operating activities was $261,642 which largely represents corporate and operating expenses, whilst cash used in investing activities was $24,231,047 including payments of $205,000 for the performance of reclamation obligations, $15,787,718 for short-term investments and marketable securities and $7,871,494 on exploration and development costs.

In 2005 cash used in operating activities was $776,334 which largely represents corporate and operating expenses, whilst cash used in investing activities was $1,474,155, including payment of a $30,000 deposit for the performance of reclamation obligations and $1,426,212 on exploration and development activities. All of the investment in exploration and development was made on the Prairie Creek Property. Details of the Company’s deferred exploration and development costs are given in Note 4 to the financial statements which shows the major components of expenditure.

In 2004 cash used in operating activities was $679,750 which largely represents corporate and operating expenses, whilst cash used in investing activities was, $2,196,320 including a payment of a $30,000 deposit for the performance of reclamation obligations, $45,657 for the purchase of equipment and $2,120,663 of exploration and development costs.

Liquidity, Financial Condition and Capital Resources

Canadian Zinc’s cash, cash equivalent and short term investments at December 31, 2006 was $29,087,082 compared to $16,063,876 at December 31, 2005 and $12,907,997 at December 31, 2004. The increase in 2006 was attributable to funds raised during the year. The Company’s working capital increased to $29,142,161 compared to $16,039,646 at December 31, 2005 and $12,757,628 at December 31, 2004. During the year the Company raised $22,037,177 net proceeds from the private placement of shares and exercise of options and warrants.

Canadian Zinc is debt free. The Company is in its strongest ever financial position and is well financed to carry out its planned exploration, development and permitting activities. At December 31, 2006 the Company had committed to incur Canadian Exploration Expenditures of $8.0 million during 2007 in respect of which the Company has renounced to certain subscribing shareholders the applicable Canadian Exploration Expenditure (CEE) tax deductions.

Outstanding Share Data

At December 31, 2006 the Company had 107,590,212 common shares outstanding, with an unlimited authorized capital, compared to 79,747,212 at December 31, 2005 and 69,394,942 common shares at December 31, 2004. During 2004 at a meeting of shareholders the Company’s authorized capital was increased from 200,000,000 common shares of no par value to an unlimited number of common shares of no par value. At March 30, 2007 the Company had 108,040,212 common shares outstanding. All common shares have one vote and rank equally for the payment of dividends or distribution of capital.

During 2006 options on a total of 1,200,000 shares exercisable at a price of $0.90 per share for five years were granted to directors and 300,000 stock options exercisable at $0.89 were granted to employees and other service providers under the Company’s 10% Rolling Stock Option Plan. 30,000 of the options granted to employees were cancelled in 2006.

In January 2005 options on a total of 3,650,000 shares exercisable at a price of $0.60 per share for five years were granted to employees, directors and other service providers under the Company’s Stock Option Plan. As of December 31, 2006, 690,000 of these stock options were exercised in 2006 and 100,000 expired in 2005.

At December 31, 2006 the Company had 4,780,000 stock options exercisable between $0.23 to $0.90 with expiring dates between March 18, 2007 and December 13, 2011 and 11,995,493 share purchase warrants outstanding exercisable at prices between $0.72 to $1.15 per share and with expiry dates of January 30, 2008 and November 23, 2008. At March 30, 2007 the Company had 4,330,000 stock options and 11,995,493 share purchase warrants outstanding.

Off-Balance Sheet Arrangements

Canadian Zinc has no off balance sheet arrangements or off-balance financing structures in place.

Contractual and Other Obligations

The Company had no material contractual or other financial or lease obligations at December 31, 2006.

7.	CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Canadian Zinc’s accounting policies are described in Note 2 to the financial statements. Management considers the following to be the most critical in understanding the judgments that are involved in preparing the Company’s financial statements and the uncertainties that could impact its results of operations, financial condition and future cash flows.

Use of Estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements. The most significant estimates are related to the carrying value of resource interests and its recoverability, site restoration costs and asset retirement and related obligations. Actual results could differ from those estimates.

Resource Interests

In accordance with its accounting policies the Company capitalizes all exploration and development costs incurred on its Prairie Creek Property. The amounts shown for resource interests represent costs incurred to date and do not necessarily reflect present or future values. The carrying value of resource interests are reviewed at least annually or when events or changes in circumstances suggest the carrying value of such assets may not be recoverable or has become impaired. If impairment is deemed to exist the asset will be written down to its estimated fair value, usually determined using a discounted cash flow analysis. The Company includes both measured and indicated resources and some inferred resources in its carrying value impairment calculations. These resources have not been estimated in accordance with National Instrument 43-101. Management’s estimates of the recoverable reserves and resources, operating and capital costs and future metal prices are all subject to risks and uncertainties which may affect the assessment of recoverability of amounts recorded for resource interests. Upon commencement of commercial production capitalized costs of resource interests will be subject to depreciation and depletion using the unit-of-production method based upon the estimated proven and probable reserves. The ultimate recoverability of amounts capitalized for resource interests is dependent upon, amongst other things, obtaining the necessary financing to complete the development of, and obtaining the necessary permits to operate, the Prairie Creek mine.

Asset Retirement Obligations

The Company follows the policy which requires that the fair value of liabilities for an asset retirement obligation be recognized in the period in which they are incurred. The Company’s exploration and development activities are subject to various laws and regulations governing the protection of the environment. These laws and regulations are continually changing and, over time, have become and are becoming more restrictive. Future changes to environmental laws and regulations could increase the liabilities for asset retirement obligations and the extent of reclamation and remediation work required to be performed by the Company.

Stock Based Compensation

The Company follows the fair value accounting based method for stock options. The fair value of stock options is determined by the widely used Black-Scholes option pricing model which was developed for use in estimating the fair value of freely traded options which are fully transferable and have no vesting restrictions. The Company’s options have characteristics that are significantly different from those of traded options and changes in any of the assumptions used can materially affect fair value estimates.

Metal Prices and Exchange Rates

The Company estimates the future prices of the metals it expects to produce based on historical trends and published forecasts. The long-term metal prices used by the Company in the Scoping Study of the Prairie Creek Project completed in 2001 were: Zinc - US$0.50; Lead - US$0.25; and Copper - US$0.90 respectively, per pound; and US$5.50 per ounce of silver, and an exchange rate of US$0.66 to CDN$1.00. The Scoping Study has not been updated.

8.	DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to senior management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to permit timely decisions regarding public disclosure.

Management, including the Chief Executive Officer and Chief Financial Officer, have evaluated the effectiveness of the Company’s disclosure controls and procedures as of December 31, 2006. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that as of the end of the period covered by this Management’s Discussion and Analysis the Company’s disclosure controls and procedures, as defined in Multilateral Instrument 52-109 - Certification of Disclosure in Issuer’s Annual and Interim Filings, were effective to provide reasonable assurance that material information required to be disclosed in reports filed or submitted by the Company is recorded, processed, summarized and reported within the appropriate time periods.

It should be noted that while the Company's Chief Executive Officer and Chief Financial Officer believe that the Company’s disclosure controls and procedures provide a reasonable level of assurance and that they are effective, they do not expect that the disclosure controls and procedures can prevent all errors or mistakes. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

9.	INTERNAL CONTROLS OVER FINANCIAL REPORTING

The Chief Executive Officer and Chief Financial Officer are responsible for designing internal controls over financial reporting, or causing them to be designed under their supervision, in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

During fiscal 2006, the Company made changes to its systems of internal controls over financial reporting that did not materially affect internal controls over financial reporting. During this process, management identified certain potential deficiencies or weaknesses in internal controls over financial reporting. The design of a control system must reflect that there are staffing and financial resource constraints, and that the benefits of controls must be considered relative to their costs to the Company. Due to the limited number of staff at Canadian Zinc, it is not feasible or cost effective to achieve complete segregation of incompatible duties. These matters and their related risks are not uncommon in a company of Canadian Zinc’s size. These risks are not considered to be significant. The Company’s management has taken such action as it considered appropriate to minimize any potential risks from these deficiencies or weaknesses.

The Company’s management, including the Chief Executive Officer and Chief Financial Officer, believe that any internal controls over financial reporting, including those systems determined to be effective and no matter how well conceived and operated, has inherent limitations and can provide only reasonable, not absolute, assurance that the objectives of the control system are met with respect to financial statement preparation and presentation. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

    10.     OUTLOOK

Canadian Zinc is currently in an exploration and development phase. At December 31, 2006 the Company held cash equivalents and short term investments of $29.6 million placing the Company in a strong financial position to carry out its planned exploration, development and permitting activities.

Demand for zinc, lead and silver, the principal minerals at Prairie Creek is expected to remain strong in 2007 with global growth led by China. The zinc price declined in the first quarter of 2007 from a high of US$1.96 per pound at the start of the year to about US$1.45 per pound, equal to the average for 2006, at the date of this MD&A. The price of silver increased in the first quarter of 2007 from US$12.90 per ounce at the start of the year, reaching a high of US$14.58 per ounce at the end of February and was trading at approximately US$13.37 per ounce at the date hereof. The price of lead improved to US$0.867 per pound at the date hereof from US$0.80 per pound at the start of the year. Business conditions for Canadian Zinc are expected to be positive as demand for primary metals, allied to a continuing shortage in supply, will help to sustain metal prices, which in turn should encourage investor interest in mining and exploration companies.

Plans for 2007 include continuing the Company’s ongoing underground exploration and infill drilling program, as well as a large exploration program on the Prairie Creek property outside the immediate currently known resource area. At the same time ongoing technical and metallurgical studies will continue to advance the project towards commercial production. The Company will also continue with its permitting activities. The application for the Land Use Permits and Water Licence for the commercial operation of the Prairie Creek Mine will be filed during the year. It is estimated that the remaining permitting work will take approximately two years and will cost $3.0 to $5.0 million, depending on the level of environmental and assessment work required. A budget of $ 9.0 million has been approved for the Prairie Creek project for 2007.

The Company has also undertaken the review of a number of other new mining investment opportunities during 2006 and this activity will continue in 2007.

    11.     CAUTIONARY NOTE - FORWARD LOOKING INFORMATION

Some of the statements contained in this document are forward-looking statements, such as estimates and statements that describe the Company’s future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Forward-looking statements may be identified by such terms as “believes”, “anticipates”, “expects”, “estimates”, “may”, “could”, “would”, “will”, or “plan”). Such forward-looking statements are made pursuant to the safe harbour provisions of the United States Private Securities Litigation Reform Act of 1995. Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results relating to, among other things, mineral reserves, mineral resources, results of exploration, reclamation and other post-closure costs, capital costs, mine production costs and the Company’s financial condition and prospects, could differ materially from those currently anticipated in such statements by reason of factors such as changes in general economic conditions and conditions in the financial markets, changes in demand and prices for the minerals the Company expects to produce delays in obtaining permits, litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in areas in which the Company operates, technological and operational difficulties encountered in connection with the Company’s activities, labour relations matters, costs and changing foreign exchange rates and other matters discussed under “Management’s Discussion and Analysis of Financial Condition and Results of Operations”. Other delays in factors that may cause actual results to vary materially include, but are not limited to, the receipt of permits or approvals, changes in commodity and power prices, changes in interest and currency exchange rates, geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral resources) unanticipated operational difficulties (including failure with plant, equipment or processes to operate in accordance with specifications or expectations) cost escalation, unavailability of materials and equipment, industrial disturbances or other job action, and unanticipated events related to health, safety and environmental matters, political risk, social unrest, and changes in general economic conditions or conditions in the financial markets. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that mineral resources will be converted into mineral reserves. This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. The Company does not currently hold a permit for the operation of the Prairie Creek Mine. These and other factors should be considered carefully and readers should not place undue reliance on the Company’s forward-looking statements. Further information regarding these and other factors which may cause results to differ materially from those projected in forward-looking statements are included in the filings by the Company with securities regulatory authorities. The Company does not undertake to update any forward-looking statements that may be made from time to time by the Company or on its behalf, except in accordance with applicable securities laws.